SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS TRUSTCO, INC.
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

* * *

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Independent Auditor's Report

April 29, 2004

To the Compensation and Personnel Committee and Board of Directors of
Tompkins Trustco, Inc. Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2003, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2003, and Reportable Transactions for the Year Ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
Assets	2003	2002
Investments by fund, at fair value (Notes 1, 2 and 5):		
Money market funds	$ 2,328,437	$ 2,260,699
Mutual funds	10,495,724	6,659,405
Corporate stock of Tompkins Trustco, Inc., the plan sponsor	5,787,288	4,722,713
Participant loans receivable	491,176	457,521
Total investments	19,102,625	14,100,338
Receivables:		
Employee contributions (Note 9)	325,492	294,697
Accrued interest and dividends	2,910	22,025
Total receivables	328,402	316,722
Cash	52,438	12,186
Net assets available for benefits	$ 19,483,465	$ 14,429,246

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,	
	2003	2002
Additions to net assets attributed to: -		
Investment income:		
Net appreciation in fair value of investments (Note 5)	$ 2,549,812	$ -
Interest	25,954	29,870
Dividends	213,899	291,151
Total investment income	2,789,665	321,021
Contributions:		
Employer profit sharing	759,551	689,885
Employee salary deferral (Note 9)	2,020,907	2,104,110
Total contributions	2,780,458	2,793,995
Transfer from other plan (Note 8)	176,762	243,925
Total additions	5,746,885	3,358,941
Deductions from net assets attributed to:-		
Investment income:		
Net depreciation in fair value of investments (Note 5)	-	1,106,605
Benefits paid to participants	692,666	1,430,488
Total deductions	692,666	2,537,093
Net increase	5,054,219	821,848
Net assets available for benefits:		
Beginning of year	14,429,246	13,607,398
End of year	$ 19,483,465	$ 14,429,246

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Investment and Stock Ownership Plan

The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General - The Plan is an investment and stock ownership plan and has a Section 401(k) salary deferral arrangement covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's trustee.

Eligibility - An employee shall become eligible for participation in the matching provision of the Plan once they are age twenty-one. However, an employee shall become eligible for participation in the profit sharing provision of the Plan on the first day of the month coinciding with completing one year of employment and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

Contributions - Eligible participants can contribute to the Plan elective salary deferral up to the maximum allowed by the Internal Revenue Code. These contributions are eligible for matching contributions of 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. In addition, the Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation which the Board shall designate as eligible for cash election for the plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Committee approved a 4% elective contribution for 2003 and 2002.

Participants' accounts - Each participant's account is credited with the participant's elective defferal, an allocation of the Company's matching contribution and an allocation of the plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of the plan earnings are based upon participants' earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting - Participants are immediately 100% vested in the Plan. Therefore, there are no forfeitures.

Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of eleven investment options. Participants may change their investment options daily.

Participant loans receivable - The Plan may make loans to participants of the Plan. The maximum amount allowed is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years, except for loans used to acquire a principal residence, which may exceed five years, with interest at the current prime rate published in the Wall Street Journal at the time of the loan. Participants are limited to having no more than two loans outstanding at any given time.

Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies

Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2003 and 2002, at market value as listed on the American Stock Exchange for publicly traded securities. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method.

Economic dependency and concentration of risk - The Plan has approximately 30% and 33% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2003 and 2002, respectively. In addition, the Plan has approximately 30% and 26% of its assets invested in Wright Mutual Funds as of December 31, 2003 and 2002, respectively. The Plan also has approximately 21% and 23% of its assets invested in Federated Mutual Funds as of

December 31, 2003 and 2002, respectively. Accordingly, the Plan is dependent upon the financial condition of the Company, Wright Mutual Funds and Federated Mutual Funds.

Note 3 - Administration of plan assets

Company contributions are held and managed by the trustee who invests cash received and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status

The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5 - Investments

The Plan's investments are held by the Company's administered Trust fund. The fair value of investments are as follows:

	December 31,	
	2003	2002
Investments, at fair value:		
Tompkins Trustco, Inc. Common Stock	$ 5,787,288	$ 4,722,713
Wright Managed Income U.S. Government Near Term Bond Mutual Fund	723,326	476,687
Wright Major Blue Chip Mutual Fund	2,081,624	1,406,360
Wright Selected Blue Chip Mutual Fund	2,837,101	1,900,168
Federated Prime Obligations - Money Market Funds	2,328,437	2,260,699
Federated Managed Allocation Moderate Growth Select Mutual Fund	640,038	411,518
Federated Managed Allocation Growth Select Mutual Fund	638,631	374,483
Federated Total Return Bond Mutual Fund	321,960	182,242
American Century Ultra	1,259,176	672,644
American Century International Growth Fund	920,855	628,700
Janus Enterprise Fund	1,073,013	606,603
Participant loans receivable	491,176	457,521
	$ 19,102,625	$ 14,100,338

Investments that represent 5% or more of the Plan's net assets ($974,065 for 2003 and $721,462 for 2002) are separately identified above.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value are as follows:

	Year ended December 31,	
	2003	2002
Various mutual funds	$ 1,816,831	$ (1,493,126)
Common stock of Tompkins Trustco, Inc.	732,981	386,521
	$ 2,549,812	$ (1,106,605)

Note 6 - Termination of the Plan

The Company reserves the right to terminate the Plan at any time subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan amendments

Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow catch-up contributions for participants fifty years of age and older and to increase annual compensation limits for contribution and benefit purposes.

Note 8 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification

Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety days after the close of each plan year. The participants may make this election over a six-year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2003 and 2002, participants transferred $176,762 and $243,925, respectively.

SUPPLEMENTAL SCHEDULES

Note 9 - Reconciliation of the financial statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,	
	2003	2002
Net assets available for benefits per the financial statements	$ 19,483,465	$ 14,429,246
Less - Employee contribution receivable	325,492	294,697
Net assets available for benefits per the Form 5500	$ 19,157,973	$ 14,134,549

The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

Employee contributions per the financial statements	$ 2,020,907
Add - Amounts received from employee elective deferral of 2002 profit sharing, cash portion, received in 2003	294,697
Less - Amounts receivable from employee elective deferral of 2003 profit sharing, cash portion, received in 2004	325,492
Benefits paid to participants per Form 5500	$ 1,990,112

As discussed in Note 1, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board shall designate as eligible for cash election for the plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved by the Committee. Therefore, these elective deferrals are accrued as a receivable to the Plan in the plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant nondiscrimination testing in the year that they are received by the Plan.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(Required Disclosure of Line 4i on Schedule H of Form 5500)

DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Federated Prime Obligations	Money Market Fund, 2,328,437 shares	$ 2,328,437	$ 2,328,437
	American Century Ultra	Mutual Fund, 47,696 shares	1,238,336	1,259,176
	Federated Managed Allocation Growth Select	Mutual Fund, 54,121 shares	626,225	638,631
	Federated Managed Allocation Moderate Growth Select	Mutual Fund, 55,801 shares	613,954	640,038
	Janus Enterprise Fund	Mutual Fund, 34,425 shares	1,160,236	1,073,013
	Wright Selected Blue Chip Equity	Mutual Fund, 239,014 shares	3,175,202	2,837,101
	Wright Major Blue Chip Equity	Mutual Fund, 197,685 shares	2,380,220	2,081,624
	American Century International Growth	Mutual Fund, 116,123 shares	1,117,150	920,855
	Federated Total Return Bond Fund	Mutual Fund, 29,701 shares	321,120	321,960
	Wright Managed Income US Government Near Term Bond	Mutual Fund, 70,568 shares	727,623	723,326
*	Tompkins Trustco, Inc.	Common stock, 125,674 shares	2,836,113	5,787,288
*	Participant loans receivable	Participant loans receivable with various rates of interest from 6% to 10%	491,176	491,176
	Total investments		$ 17,015,792	$ 19,102,625

* A party-in-interest as defined by ERISA.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF INVESTMENT ASSETS

THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
(Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)

FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of issue, borrower, lessor, or similar party	**(b)** Description of investment including maturity date, rate of interest, collateral, par or maturity value	**(c)** Costs of acquisitions	**(d)** Proceeds of dispositions

- NONE -

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF REPORTABLE TRANSACTIONS
(Required Disclosure of Line 4j on Schedule H of Form 5500)

FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of party involved	**(b)** Description of asset (include interest rate and maturity in case of a loan)	**(c)** Purchase price	**(d)** Selling price	**(e)** Lease rental	**(f)** Expense incurred with transaction	**(g)** Cost of asset	**(h)** Current value of asset on transaction date	**(i)** Net gain or (loss)

- NONE -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: **TOMPKINS TRUST COMPANY**

Date: June 22, 2004

By: ______________________________
Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit Number	Description	Page
23.1	Consent of Dannible & McKee	

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

June 22, 2004

We consent to the incorporation by reference in Registration Statement No. 33-0146 of Tompkins Trustco, Inc. on Form S-8 of our report dated April 29, 2004, appearing in the Annual Report on Form 11-K of Tompkins Trustco, Inc. Investment and Stock Ownership Plan for the year ended December 31, 2003.

Dannible & McKee, LLP
Syracuse, New York